Exhibit 21.1

Subsidiaries of Severn Bancorp, Inc.

The following is a list of subsidiaries of Severn Bancorp, Inc. at December 31, 2017. All entities listed below are subsidiaries of Severn Bancorp, Inc. and, if indented, subsidiaries of the entity under which they are listed.

Entity	Jurisdiction of Formation
Severn Savings Bank, FSB.	United States of America (federally chartered savings association)

Louis Hyatt, Inc. (d/b/a Hyatt Commercial)	Maryland

HS West, LLC	Maryland

Severn Financial Services Corporation	Maryland

SSB Realty Holdings, LLC	Maryland

SSB Realty Holdings II, LLC	Maryland

Homeowners Title and Escrow Corporation	Maryland

SBI Mortgage Company	Maryland

Crownsville Development Corporation (d/b/a Annapolis Equity Group)	Maryland

Crownsville Holdings I, LLC	Maryland

Severn Mortgage Company	Maryland

Mid-Maryland Title Company, Inc.	Maryland